IN TH E M AK IN G 2 0 2 3 A N N U A L R E P O R T YEARS

W E S T B A N C O R P O R A T I O N I N C . A N D S U B S I D I A R I E S 1 Dear Stockholders: At West Bank, we use our successful relationship-based business model to grow stockholder value. Our incredible team of dedicated West Bankers positions us well to face today’s challenges and to capitalize on opportunities. We believe those opportunities will continue to grow as we have completed the construction of permanent offices in both St. Cloud and Mankato, Minnesota, and look forward to the completion of our new corporate headquarters in West Des Moines, Iowa, and a permanent office in Owatonna, Minnesota, later this year. Like others in our industry, our company experienced some significant margin challenges during 2023. The interest rate environment, including dramatic increases in short-term rates, an ongoing inverted yield curve, and aggressive deposit competition, all significantly impacted our cost of funds and net interest margin. We understand the forces challenging our industry, and we have a clear vision of our path forward to more normalized margins. Despite the challenges of this environment, our credit quality remains pristine. We hold no loans greater than 30 days past due and essentially no problem loans as of December 31, 2023. We continue to closely monitor and manage our credit quality as the economy changes and our customers respond to the higher interest rate environment. West Bank is 131 years old and is the oldest business of any type to be founded and remain headquartered in West Des Moines, Iowa. The development of our new headquarters has been many years in the making as part of our strategic plan. We have been a tenant in our current building for 52 years and planned for the creation of a new bank-owned headquarters to coincide with the expiration of our lease in 2024. Because of our steadfast commitment to invest in our community, we chose to construct the building on a site badly in need of revitalization. Redevelopment—versus building on clean ground—added complexity to our project, but we believe this step to help our community provides both strong leadership and an investment model for other businesses to follow. Our newest facilities serve as a point of pride in which our teams will work, collaborate, and continue to provide excellent service to our customers for decades to come. They also serve as venues for business development events and provide opportunities to cultivate new and existing customer relationships, which are central to our business model. We appreciate and thank you for your continued support and interest in our company. Sincerely, David D. Nelson CEO and President, West Bancorporation, Inc. Chair and CEO, West Bank

O U R M I S S I O N To build strong relationships, build strong communities and build upon our strong reputation to ensure our clients receive exceptional care, our communities receive outstanding support, and the loyalty of our employees and stockholders is rewarded. COMMUNITY INVOLVEMENT WEST BANKERS IN MANKATO PARTICIPATED IN THE MINNESOTA BANKERS ASSOCIATION COMMUNITY IMPACT MONTH IN SEPTEMBER. THE TEAM HELPED SET UP A NEW EXHIBIT AT THE CHILDREN’S MUSEUM OF SOUTHERN MINNESOTA AND DELIVERED TREATS TO MANKATO YOUTH PLACE, EARNING THEM RECOGNITION AS A “COMMUNITY CHAMPION.”

variety


West Bank
June 22, 2023
Pay to the order of Children's Cancer Connection $3,350 00/100
Three thousand three hundred fifty dollars and 00/100
West Bank




THANK YOU

MORE THAN $730,000 IN SUPPORT FOR COMMUNITY NONPROFIT ORGANIZATIONS

- OVER $260,000 **awarded in grants**
  - » $171,884 in human services
  - » $69,000 in education
  - » $26,250 in arts & culture
- OVER $470,000 **in donations/ sponsorships to community organizations**
- OVER $218,000 **went to organizations supporting youth in our communities**
- WEST BANK FOUNDATION AND WEST BANK GAVE $29,600 **to help 9 organizations fighting homelessness in our communities**
- IN 2023, WEST BANK EMPLOYEES VOLUNTEERED OVER **8,000 hours of community service**

WE ARE PROUD OF OUR WEST BANK TEAM AND THEIR COMMITMENT TO OUR COMMUNITIES.

WEST BANCORPORATION INC. AND SUBSIDIARIES 3

2023 ANNUAL REPORT YEARS IN TH E M AK IN G

W E S T B A N C O R P O R A T I O N I N C . A N D S U B S I D I A R I E S 5 In 1958, companies listed on Standard & Poor’s 500 had an average lifespan of 61 years. However, a recent study by McKinsey & Company shows that the average lifespan of these companies has decreased significantly, and today it is less than 18 years. West Bank has far exceeded today’s norm and is now celebrating its 131st anniversary, which is a testament to its endurance and success as a community bank. Since its simple beginnings on the muddy streets of Valley Junction in 1893, West Bank has seen its share of change. As West Des Moines’ oldest existing business, the bank has survived recessions and a depression, 23 U.S. presidents have come and gone, and improvements to technology have dramatically changed all aspects of human life. Despite it all, West Bank continues to thrive, regardless of what it faces. Its investment into people and deep-rooted relationships continues to be the strength behind its resilience and ability to weather changes in government policy, unprecedented interest rate hikes, and economic variability. After more than 50 years renting the same building, the lease on West Bank’s headquarters will expire in 2024. We move into our new headquarters in April 2024—a project years in the making. As a show of commitment to our community, the new headquarters was built at 3330 Westown Parkway, an area of West Des Moines in drastic need of a catalyst for revitalization. Not only will the facility provide the bank with a home to better serve its customers, it was designed to further our desire to build and maintain relationships with the people who have helped make West Bank strong. NEW WEST BANK HEADQUARTERS FUN FACTS ≥ There is approximately 11,500 SF of exterior vision glass on the building. That is equivalent to: » Over 2 ½ basketball courts » Over 270 king size mattresses » Over 100,000 dollar bills ≥ Square Footage – 73,327 SF » Level One – 17,443 SF » Level Two – 18,500 SF » Level Three – 18,651 SF » Level Four – 18,783 SF » With an additional 11,000 SF of outdoor patio on Level One ≥ How many geo-thermal wells? » 122 – each is 400’ deep ≥ How many mixer truck loads did it take to pour one of the floors? » 28 Truckloads ≥ How much does one floor of concrete weigh? » 534.6 Tons ≥ How much steel is in the building? » 485 Tons ≥ Ratio of the exterior, stone to glass? » Approximately 50/50: Stone – 14,483 SF, Window/Glazing – 14,490 SF ≥ What are the dimensions of the pond? » 453’L x 70’W x 10’D ≥ How much soil material was hauled off the site? » About 35,000 cubic yards, which is more than 10 Olympic-size pools.

W E S T B A N C O R P O R A T I O N I N C . A N D S U B S I D I A R I E S 7

West Bank broke ground on the new Owatonna, Minnesota, location in August of 2023. When the new building opens this fall, it will mark the successful completion of upgrades to all of West Bank’s Minnesota locations. These wonderful spaces across the southern portion of the state will facilitate new business development and help build strong customer relationships. This location is yet another example of West Bank helping its community by building this facility in a part of Owatonna in need of revitalization. As part of the new riverfront project, West Bank will join other community partners to create the city’s first mixed-use development project. O W A T O N N A RIVERFRONT PROJECT ARCHITECTURAL RENDERING

MANKATO

In November of 2023, West Bank opened a new location in a state-of-the-art building located at 1911 Premier Drive in Mankato, Minnesota. The West Bank team is looking forward to sharing this unique facility with the community and providing an unparalleled banking experience for their customers.

The two-story building has an eye-catching roofline and was designed by the architectural firm HGA and constructed by A.B. Systems.


West Bank


1911
Premier Drive
West Bank
West Bank
West Bank
West Bank

WEST BANCORPORATION INC. AND SUBSIDIARIES 9

KAY TRAGER

IOWA BANKERS ASSOCIATION 50-YEAR BANKER AWARD

The Iowa Bankers Association honored Kay Trager as a 50-year banker. Kay is a highly experienced banking professional with an impressive 51-year career at West Bank. She has held many leadership positions within the bank, ranging from financial and accounting to heading up the customer service department, ensuring that West Bank's customers received top-notch service.

Kay joined the company in 1972 as a teller shortly after graduating from Grandview College. Kay was hired when West Bank was adding additional staff in anticipation of opening the brand new "Main" Bank at 1601 22nd Street in West Des Moines. Throughout her time at West Bank, Kay has demonstrated her versatility and expertise by taking on various customer-facing roles. However, her passion for the intricacies of banking led her to transition to a back-office role in the bookkeeping department, where she developed a keen attention to detail and meticulousness, which became the foundation of her successful banking career.

Throughout her impressive tenure at West Bank, Kay has continued to learn and grow, making valuable contributions along the way. Her remarkable dedication to banking and commitment to learning serve as an inspiration to her colleagues and peers.


IOWA BANKERS ASSOCIATION
Iowa Bankers Association
Kay Trager

MILESTONE ANNIVERSARIES:

- **AL PETERSEN**
  20 Years
- **MARK MOORE**
  20 Years
- **GEOFF GADE**
  30 Years
- **BARRY CROPP**
  30 Years
- **RICHARD MOCKOBEE**
  35 Years

IOWA BANKERS
ASSOCIATION

The Iowa Bankers Association presented West Bank Chair and CEO Dave Nelson with the James A. Leach Leadership Award in 2023, during the Iowa Bankers Association (IBA) Annual Convention at Veterans Memorial Auditorium. The IBA created the Leach Award in 2000 in honor of Congressman James A. Leach, a previous chairman of the U.S. House Banking Committee. This annual award honors an Iowa banker who, like Leach, has worked to support and uplift Iowa banking and Iowa communities.

Dave began his 39-year career in community banking in 1984, becoming a bank president in Rochester, Minnesota, in 1995. He served in that capacity until joining West Bank as CEO in 2010. He is an approachable leader who is personally committed to and invested in the success of not just his West Bank team and customers, but also the bank's communities.

During his time at West Bank, Dave has made significant contributions both to the success of West Bank and to community banking in Iowa. Under his leadership, West Bank has been repeatedly recognized as one of the best-performing banks in America by numerous national publications; in many of those instances, West Bank was one of very few in the Midwest to be recognized.

As an advocate for community banking, Dave served as chairman of the Iowa Bankers Association from 2016-2017. He now serves on the board of directors for the American Bankers Association (ABA). He regularly travels to Washington, D.C., to talk to representatives in Congress and keeps in regular contact with our elected representatives to consult with them on matters impacting community banks.

DAVE NELSON

IOWA BANKERS ASSOCIATION JAMES A. LEACH LEADERSHIP AWARD

WEST BANCORPORATION INC. AND SUBSIDIARIES 11

YEARS
IN THE MAKING



LEFT TO RIGHT: LISA ELMING, GEORGE MILLIGAN, ROSEMARY PARSON, STEVEN GAER, HARLEE OLAFSON, DOUGLAS GULLING, BRADLEY PETERS, SEAN MCMURRAY, DAVE NELSON, PATRICK DONOVAN, JANE FUNK, PHILIP JASON WORTH, BRAD WINTERBOTTOM, STEVEN SCHULER, JAMES NOYCE, THERESE VAUGHAN




FUTURE HOME OF
WEST DES MOINES
STATE BANK

W E S T B A N C O R P O R A T I O N I N C . A N D S U B S I D I A R I E S 13 LE A D E R S H IP 2 0 2 3 A N N U A L R E P O R T

BOARD OF DIRECTORS



JAMES NOYCE*
Chair,
West Bancorporation



DAVID NELSON*
CEO and President,
West Bancorporation;
Chair and CEO,
West Bank



JANE FUNK**
EVP, Treasurer and Chief
Financial Officer,
West Bancorporation;
EVP and Chief Financial
Officer, West Bank



BRAD WINTERBOTTOM**
EVP,
West Bancorporation;
President, West Bank



HARLEE OLAFSON**
EVP and Chief Risk
Officer,
West Bancorporation;
EVP and Chief Risk
Officer, West Bank



BRADLEY PETERS**
EVP,
West Bancorporation;
EVP and Minnesota
Group President,
West Bank



DOUGLAS GULLING*
Bank Building
Construction
Administrator,
West Bank



PATRICK DONOVAN*
Retired



LISA ELMING*
Retired



STEVEN GAER*
Recoop Disaster
Insurance



SEAN MCMURRAY*
Businessolver, Inc.



GEORGE MILLIGAN*
The Graham Group, Inc.



ROSEMARY PARSON*
EquiTrust Life
Insurance Company



STEVEN SCHULER*
Retired



THERESE VAUGHAN*
Retired



PHILIP JASON WORTH*
Gilcrest/Jewett
Lumber Company

* Director of West Bancorporation, Inc. and West Bank ** Director of West Bank

CENTRAL IOWA COMMUNITY BOARD

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.



TAYLOR BROWN
Brown NationaLease



RHONDA BURKHARDT
The Underground Company, LTD



JERRY DEEGAN
Retired



DARIN FERGUSON
Ferguson Commercial Real Estate Services



RYAN FLYNN, CPA
Flynn + Sweeney, LLC



KEVIN GRIMM
Investor/Consultant



GREG LAMAIR
Assured Partners LLC



BRIAN LOFFREDO
Loffredo Fresh Produce



DAVE MOENCH
Wolfe Eye Clinic



STEVE SCHWEIZER
Denman & Company



VICTORIA VEIOCK
Bing's



JEFF YURGAE
Mueller-Yurgae Associates, Inc.

EASTERN IOWA COMMUNITY BOARD



MATT ADAM
Simmons Perrine Moyer Bergman PLC



RODNEY ANDERSON
Pancheros Mexican Grill



JILL ARMSTRONG
Skogman Realty



DAVID BARKER
Barker Apartments



ADAM BRANTMAN
Brava Roof Tile



KEVIN DIGMANN
Hodge Construction



ANDY HODGE
Hodge Construction



BEN KINSETH
Kinseth Hospitality Company



RAVI PATEL
Hawkeye Hotels



LUKE RECKER
Styker Corporation



CHUCK SKAUGSTAD
The Mansion
Town Square Developers



LEIGHTON SMITH
BerganKDV

WEST BANCORPORATION INC. AND SUBSIDIARIES 15

MANKATO COMMUNITY BOARD BRYAN BODE Investor/Consultant MARK DRAPER River City Electric Company DR. WYNN KEARNEY Retired Surgeon/Investor STEVE KIBBLE Siesta Hills BRUCE KINSELLA Philanthropic Consulting DAVID PFEFFER Vintage Fine Homes, Inc. MARK PHINNEY C&N Sales Company RANDY WESTMAN Westman Investments ART WESTPHAL Bethany Lutheran College ANDREW WILLAERT Gislason & Hunter LLP OWATONNA COMMUNITY BOARD DALE BUYTAERT Clifton Larson Allen LLP MARK FREERKSEN Freerksen Trucking, Inc. CHAD HANSON Main Street Dental Clinics THERESA JAMES James Brothers Construction SCOTT MOHS Mohs Contracting Mohs Homes MIKE NOBLE Investor/Retired PAT NOBLE National Online Consignment and Rental DARREN ROEMHILDT Bridges Chiropractic Health Clinic BRANDON WAYNE Wayne–Norrid–Wetmore Wealth Management All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.

ROCHESTER COMMUNITY BOARD

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.



JASON BOYNTON, CPA
Smith Schafer
& Associates



JEFF BROWN, JR.
North Rock Real Estate



MICHAEL BUSCH
Paramark Corp.



PATRICK DEUTSCH
Pace International



BOBBIE GOSTOUT, M.D.
Vice President Emeritus,
Mayo Clinic



HAL HENDERSON
HGA



DICK KUEHN
Kuehn Motors



BRIAN LEARY
Pharmaceutical
Specialties, Inc.



DAVID PEDERSON
Dunlap & Seeger, P.A.



PETER SCHULLER
A.B. Systems, Inc.



ED STANLEY
Merit Building
Enclosure Systems



CHRIS TERRY
Hamilton Real
Estate Group



NATALIE VICTORIA
Victoria's
Restaurant and
The Tap House

ST. CLOUD COMMUNITY BOARD



DAVID BERDAN
J-Berd Companies



BYRON BJORKLUND
Custom Catering
by Short Stop



JEFF DROWN
Lyon Contracting



STEVE FENEIS
GC Real Estate Partners



JASON FERCHE
Ferche Companies



MARC SANDERSON
Wilkie Sanderson



DR. KEVIN SMITH
Regional Diagnostic
Radiology



ERIC STACK
Millerbernd
Manufacturing



TIM TORBORG
Torborg Builders



HEIDI WEIKERT
S.T. Cotter
Turbine Services



GREG WINDFELDT
PCI

WEST BANCORPORATION INC. AND SUBSIDIARIES 17

2 0 2 3 A N N U A L R E P O R T F IN A N C IA L S

FINANCIAL HIGHLIGHTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021

(dollars in thousands, except per share data)

	2023	2022	2021
RESULTS OF OPERATIONS			
Net interest income	$ **69,031**	$ 91,740	$ 95,059
Credit loss expense (benefit)	**700**	(2,500)	(1,500)
Noninterest income	**10,066**	10,208	9,729
Noninterest expense	**48,611**	45,051	43,380
Income before income taxes	**29,786**	59,397	62,908
Net income	**24,137**	46,399	49,607
PER COMMON SHARE			
Cash dividends	$ **1.00**	$ 1.00	$ 0.94
Basic earnings	**1.44**	2.79	3.00
Diluted earnings	**1.44**	2.76	2.95
Closing stock price	**21.20**	25.55	31.07
Book value	**13.46**	12.69	15.73
YEAR-END BALANCES			
Assets	$ **3,825,758**	$ 3,613,218	$ 3,500,201
Investment securities	**646,876**	683,451	768,787
Loans	**2,927,535**	2,742,836	2,456,196
Nonperforming loans	**296**	322	8,948
Other real estate owned	**—**	—	—
Deposits	**2,973,779**	2,880,408	3,016,005
Stockholders' equity	**225,043**	211,112	260,328
RATIOS			
Return on average assets	**0.66%**	1.32%	1.52%
Return on average equity	**11.42%**	20.71%	20.33%
Texas ratio (1)	**0.12%**	0.14%	3.10%
Efficiency ratio (1) (2)	**60.73%**	43.70%	40.91%
Dividend payout ratio	**69.21%**	35.82%	31.33%
Dividend yield	**4.72%**	3.91%	3.03%
Net interest margin (2)	**2.01%**	2.76%	3.05%
Allowance for credit losses as a % of loans	**0.97%**	0.93%	1.15%
Net (charge-offs) recoveries as % of average loans	**0.00%**	(0.02%)	0.02%
Nonperforming loans as % of loans	**0.01%**	0.01%	0.36%
Tangible common equity to tangible assets	**5.88%**	5.84%	7.44%

(1) A lower ratio is better.
(2) As presented, this is a non-GAAP measure - see "Non-GAAP Financial Measures" for additional details.

WEST BANCORPORATION INC. AND SUBSIDIARIES 19

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023 AND 2022

(dollars in thousands, except per share data)

	DECEMBER 31, 2023	DECEMBER 31, 2022
ASSETS		
Cash and due from banks	$ 33,245	$ 24,896
Interest-bearing deposits	32,112	1,643
Cash and cash equivalents	65,357	26,539
Securities available for sale, at fair value	623,919	664,115
Federal Home Loan Bank stock, at cost	22,957	19,336
Loans	2,927,535	2,742,836
Allowance for credit losses	(28,342)	(25,473)
Loans, net	2,899,193	2,717,363
Premises and equipment, net	86,399	53,124
Accrued interest receivable	13,581	11,988
Bank-owned life insurance	43,864	44,573
Deferred tax assets, net	34,303	36,609
Other assets	36,185	39,571
TOTAL ASSETS	$ 3,825,758	$ 3,613,218
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing demand	$ 548,726	$ 693,563
Interest-bearing demand	481,207	536,226
Savings and money market	1,440,076	1,237,954
Time	503,770	412,665
Total deposits	2,973,779	2,880,408
Federal funds purchased and other short-term borrowings	150,270	200,000
Subordinated notes, net	79,631	79,369
Federal Home Loan Bank advances	315,000	155,000
Long-term debt	47,736	51,486
Accrued expenses and other liabilities	34,299	35,843
TOTAL LIABILITIES	3,600,715	3,402,106
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value; authorized 50,000,000 shares; no shares issued and outstanding at December 31, 2023 and 2022	–	–
Common stock, no par value; authorized 50,000,000 shares; 16,725,094 and 16,640,413 shares issued and outstanding at December 31, 2023 and 2022, respectively	3,000	3,000
Additional paid-in capital	34,197	32,021
Retained earnings	271,369	267,562
Accumulated other comprehensive loss	(83,523)	(91,471)
Total stockholders' equity	225,043	211,112
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,825,758	$ 3,613,218

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021

(dollars in thousands, except per share data)

	YEAR ENDED DECEMBER 31 2023	2022	2021
INTEREST INCOME			
Loans, including fees	$ 142,923	$ 107,095	$ 95,585
Securities:			
Taxable	13,696	12,524	8,542
Tax-exempt	3,517	3,527	2,861
Interest-bearing deposits	169	203	292
TOTAL INTEREST INCOME	160,305	123,349	107,280
INTEREST EXPENSE			
Deposits	66,796	22,629	7,948
Federal funds purchased and other short-term borrowings	9,532	1,764	5
Subordinated notes	4,442	2,867	1,008
Federal Home Loan Bank advances	7,694	2,669	2,944
Long-term debt	2,810	1,680	316
TOTAL INTEREST EXPENSE	91,274	31,609	12,221
NET INTEREST INCOME	69,031	91,740	95,059
CREDIT LOSS EXPENSE (BENEFIT)	700	(2,500)	(1,500)
NET INTEREST INCOME AFTER CREDIT LOSS EXPENSE (BENEFIT)	68,331	94,240	96,559
NONINTEREST INCOME			
Service charges on deposit accounts	1,859	2,194	2,352
Debit card usage fees	1,980	1,969	1,948
Trust services	3,068	2,709	2,671
Increase in cash value of bank-owned life insurance	1,044	964	923
Gain from bank-owned life insurance	691	—	—
Loan swap fees	431	835	66
Realized securities gains (losses), net	(431)	—	51
Other income	1,424	1,537	1,718
TOTAL NONINTEREST INCOME	10,066	10,208	9,729
NONINTEREST EXPENSE			
Salaries and employee benefits	27,060	25,838	23,226
Occupancy and equipment	5,507	4,913	5,162
Data processing	2,790	2,597	2,465
Technology and software	2,341	2,137	1,777
FDIC insurance	1,750	996	1,818
Professional fees	1,026	874	946
Directors fees	892	814	765
Other expenses	7,245	6,882	7,221
TOTAL NONINTEREST EXPENSE	48,611	45,051	43,380
INCOME BEFORE INCOME TAXES	29,786	59,397	62,908
INCOME TAXES	5,649	12,998	13,301
NET INCOME	$ 24,137	$ 46,399	$ 49,607
EARNINGS PER COMMON SHARE			
Basic earnings per common share	$ 1.44	$ 2.79	$ 3.00
Diluted earnings per common share	$ 1.44	$ 2.76	$ 2.95

WEST BANCORPORATION, INC. AND SUBSIDIARIES 21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of West Bancorporation, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc. and its subsidiary, West Bank, as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income (not presented herein), stockholders' equity (not presented herein) and cash flows (not presented herein) for each of the three years in the period ended December 31, 2023; and in our report, dated February 21, 2024, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

RSM US LLP

Des Moines, Iowa | February 21, 2024

NON-GAAP FINANCIAL MEASURES

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, 2021

(dollars in thousands, except per share data)

	DECEMBER 31		
	2023	**2022**	**2021**
RECONCILIATION OF NET INTEREST INCOME AND NET INTEREST MARGIN ON AN FTE BASIS TO GAAP:			
Net interest income (GAAP)	**$ 69,031**	$ 91,740	$ 95,059
Tax-equivalent adjustment (1)	**491**	1,122	1,202
Net interest income on an FTE basis (non-GAAP)	**$ 69,522**	$ 92,862	$ 96,261
Average interest-earning assets	**$ 3,465,964**	$ 3,361,091	$ 3,152,138
Net interest margin on an FTE basis (non-GAAP)	**2.01%**	2.76%	3.05%
RECONCILIATION OF EFFICIENCY RATIO ON AN FTE BASIS TO GAAP:			
Net interest income on an FTE basis (non-GAAP)	**$ 69,522**	$92,862	$ 96,261
Noninterest income	**10,066**	10,208	9,729
Adjustment for realized securities (gains) losses, net	**431**	—	(51)
Adjustment for losses on disposal of premises and equipment, net	**29**	29	84
Adjusted income	**$ 80,048**	$ 103,099	$ 106,023
Noninterest expense	**$ 48,611**	$ 45,051	$ 43,380
Efficiency ratio on an adjusted FTE basis (non-GAAP) (2)	**60.73%**	43.70%	40.91%

(1) Computed on a tax-equivalent basis using an incremental federal income tax rate of 21 percent, adjusted to reflect the effect of nondeductible interest expense associated with owning tax-exempt securities and loans. Management believes the presentation of this non-GAAP measure provides supplemental useful information for proper understanding of the financial results, as it enhances the comparability of income arising from taxable and nontaxable sources.

(2) The efficiency ratio expresses noninterest expense as a percent of fully taxable equivalent net interest income and noninterest income, excluding specific noninterest income and expenses. Management believes the presentation of this non-GAAP measure provides supplemental useful information for proper understanding of the Company's financial performance. It is a standard measure of comparison within the banking industry. A lower ratio is more desirable.

FORM 10-K

A copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission will be available on the Securities and Exchange Commission's website at www.sec.gov and through a link on the Company's website, westbankstrong.com, under Investor Relations—SEC Filings—Documents. A copy of the annual report can also be obtained upon request to Melissa Gillespie, Corporate Secretary, mgillespie@westbankstrong.com, 515-222-2370.

STOCK INFORMATION

West Bancorporation Inc. common stock is traded on the Nasdaq Global Select Market (WTBA), and quotations are furnished by the Nasdaq System. We had 150 common stockholders of record on December 31, 2023 and an estimated 4,000 additional beneficial holders whose stock was held in street name by brokerages or fiduciaries.

MARKET AND DIVIDEND INFORMATION (1)

		HIGH		LOW		CLOSE		DIVIDENDS
2023								
4th Quarter	$	22.39	$	15.25	$	21.20	$	0.25
3rd Quarter		20.91		16.25		16.31		0.25
2nd Quarter		19.96		15.04		18.41		0.25
1st Quarter		25.80		17.58		18.27		0.25
Total							$	1.00
2022								
4th Quarter	$	25.62	$	20.50	$	25.55	$	0.25
3rd Quarter		26.26		20.39		20.81		0.25
2nd Quarter		27.51		22.88		24.34		0.25
1st Quarter		32.60		27.07		27.21		0.25
Total							$	1.00

(1) The prices shown are the high, low and closing sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown or commissions.

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC
6201 15th Avenue, Brooklyn, New York 11219
800-937-5449
www.equiniti.com

WEST BANCORPORATION INC. AND SUBSIDIARIES 23

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meanings of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may appear throughout this report. These forward-looking statements are generally identified by the words “believes,” “expects,” “intends,” “anticipates,” “projects,” “future,” “confident,” “may,” “should,” “will,” “strategy,” “plan,” “opportunity,” “will be,” “will likely result,” “will continue” or similar references, or references to estimates, predictions or future events. Such forward-looking statements are based upon certain underlying assumptions, risks and uncertainties. Because of the possibility that the underlying assumptions are incorrect or do not materialize as expected in the future, actual results could differ materially from these forward-looking statements. Risks and uncertainties that may affect future results include: interest rate risk, including the effects of recent and potential additional rate increases by the Federal Reserve; fluctuations in the values of the securities held in our investment portfolio, including as a result of changes in interest rates; competitive pressures, including from non-bank competitors such as “fintech” companies and digital asset service providers; pricing pressures on loans and deposits; our ability to successfully manage liquidity risk; changes in credit and other risks posed by the Company’s loan portfolio, including declines in commercial or residential real estate values or changes in the allowance for credit losses dictated by new market conditions, accounting standards or regulatory requirements; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits; changes in local, national and international economic conditions, including rising rates of inflation and possible recession; the effects of recent developments and events in the financial services industry, including the large-scale deposit withdrawals over a short period of time at Silicon Valley Bank, Signature Bank and First Republic Bank that resulted in the failure of those institutions; changes in legal and regulatory requirements, limitations and costs including in response to the recent failures of Silicon Valley Bank, Signature Bank and First Republic Bank; changes in customers’ acceptance of the Company’s products and services; the occurrence of fraudulent activity, breaches or failures of our or our third-party partners’ information security controls or cyber-security related incidents, including as a result of sophisticated attacks using artificial intelligence and similar tools; unexpected outcomes of existing or new litigation involving the Company; the monetary, trade and other regulatory policies of the U.S. government; acts of war or terrorism, including the Israeli-Palestinian conflict and the Russian invasion of Ukraine, widespread disease or pandemics, or other adverse external events; risks related to climate change and the negative impact it may have on our customers and their businesses; changes to U.S. tax laws, regulations and guidance; potential changes in federal policy and at regulatory agencies as a result of the upcoming 2024 presidential election; talent and labor shortages; the new 1 percent excise tax on stock buybacks by publicly traded companies; and any other risks described in the “Risk Factors” sections of reports filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to revise or update such forward-looking statements to reflect current or future events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. 2 0 2 3 A N N U A L R E P O R T24 FORWARD-LOOKING STATEMENTS

West Bancorporation

2023 ANNUAL REPORT

LOCATIONS

IOWA

MAIN BANK
1601 22nd St.
West Des Moines

CORALVILLE
401 10th Ave.
Coralville

EAST
2440 East Euclid Ave.
Des Moines

GRAND
125 Grand Ave.
West Des Moines

SOUTH
3920 SW 9th St.
Des Moines

WAUKEE
955 East Hickman Rd.
Waukee

CITY CENTER
809 6th Ave.
Des Moines

MINNESOTA

MANKATO
1911 Premier Dr.
Mankato

OWATONNA
345 Florence Ave., Ste. 101
Owatonna

ROCHESTER
2188 Superior Dr. NW
Rochester

ST. CLOUD
1800 Bellin Dr.
St. Cloud

ONLINE

WESTBANKSTRONG.COM

@WESTBANKSTRONG

2 0 2 3 A N N U A L R E P O R T